





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53420

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Time Equities Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Fifth Avenue, 15th Floor
(No. and Street)

New York	New York	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristy Johnson (281) 367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meisel, Tuteur, & Lewis, P.C.
(Name – *if individual, state last, first, middle name*)

101 Eisenhower Parkway	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Kantor _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Time Equities Securities LLC _____ , as
of December 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



Signature

President _____

Title .



Notary Public



RICHARD VIEST
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02VI6131040
Qualified in New York County County
Commission Expires July 25, 2021

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIME EQUITIES SECURITIES LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

CONFIDENTIAL TREATMENT

TIME EQUITIES SECURITIES LLC

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1 - 2
Financial Statements	
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Member's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 10
Supplemental Information Schedules	
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 as of December 31, 2019	11
Schedule II – Reconciliation with Company's Computation of Net Capital included in Part IIA of Form X-17A-5 as of December 31, 2019	11
Schedules III & IV – Statements of Exemption from the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission Act of 1934 as of December 31, 2019	12
Exemption Report SEA Rule 17a-5(d)(1) and (4)	13
Report of Independent Registered Public Accounting Firm Review of the Exemption Report SEA Rule 17a-5(g)(2)(i)	14
Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)	15
Securities Investor Protection Corporation – Schedule of Assessment and Payments	16

TIME EQUITIES SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$ 1,733,670
Fees receivable - affiliates	165,946
Prepaid expenses and other assets	30,338
Total Assets	$ 1,929,954

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 93,427
Total Liabilities	93,427
Commitments and Contingencies	
Member's Equity	1,836,527
Total Liabilities and Member's Equity	$ 1,929,954

The accompanying notes are an integral part of these financial statements.

TIME EQUITIES SECURITIES LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:	
Fee income - affiliates	$ 9,378,903
Interest income	739
Total Revenues	9,379,642
Expenses:	
Commission expenses	4,115,886
Professional fees	47,435
Insurance	26,672
Other operating expenses	64,877
Total Expenses	4,254,870
Net Income	$ 5,124,772

The accompanying notes are an integral part of these financial statements.

TIME EQUITIES SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Member's Equity
Balance at December 31, 2018	$ 1,711,755
Net Income	5,124,772
Distributions	(5,000,000)
Balance at December 31, 2019	$ 1,836,527

The accompanying notes are an integral part of these financial statements.

TIME EQUITIES SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows From Operating Activities:	
Net Income	$ 5,124,772
Adjustments to reconcile net income to net cash flows from operating activities:	
Changes in operating assets and liabilities:	
Fees receivable	(66,946)
Prepaid expenses and other assets	26,086
Accounts payable and accrued expenses	(141,845)
Total adjustments to net income	(182,705)
Net Cash Flows from Operating Activities	4,942,067
Cash Flows From Financing Activities:	
Distributions to member	(5,000,000)
Net Cash Flows from Financing Activities	(5,000,000)
Net Change in Cash and Cash Equivalents	(57,933)
Cash and Cash Equivalents at Beginning of Year	1,822,503
Cash and Cash Equivalents at End of Year	$ 1,764,570
Supplemental Disclosure of Cash Flow Information:	
Cash paid during the year for Interest	$ -
Cash paid during the year for Income Taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. **ORGANIZATION AND BUSINESS OPERATIONS**

   General
   Time Equities Securities LLC (the "Company") was organized in the State of New York on August 16, 2000. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") under the Securities and Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

   The Company is a wholly-owned subsidiary of Time Equities, Inc. (the "Parent").

   The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including private offerings of real estate interests in limited partnerships to accredited and other prequalified investors.

   Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Financial Statement Presentation – The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

   Use of Estimates – Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

   Cash and Cash Equivalents – The Company considers highly liquid instruments, with original maturities of three months or less at the date of acquisition that are not held for sale in the ordinary course of business, to be cash equivalents. The Company has cash deposits with high credit quality financial institutions, several of which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution.

   At December 31, 2019, the Company has cash account balances at certain financial institutions that exceeded FDIC coverage limit. The Company believes it mitigates this risk by investing in or through major financial institutions and primarily in funds that are insured by the United States federal government. At December 31, 2019, there were no investments classified as cash equivalents.

   Fees Receivable – Fees receivable are stated at the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management has determined that no allowance is required at December 31, 2019.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Other Assets – Other assets are comprised of prepaid expenses, deposits, and other assets generated in the normal course of business.

Fair Value of Financial Instruments – The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate fair value.

Accounts Payable and Accrued Expenses – Accounts payable and accrued expenses include accruals for commissions, professional and third-party services, and other payables.

Revenue Recognition – Revenues are generally recognized when earned and realized or realizable, when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the price is fixed and determinable, and collectability is reasonably assured.

Revenue from Contracts with Customers Standard (ASU 2014-09) core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s)

Revenue includes fees earned from capital raising and other investment banking advisory services. All investment banking fees are earned through referral from the Parent. Fees are generally recognized when earned and realized or realizable, when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the price is fixed and determinable, and collectability is reasonably assured.

Significant Judgments
Revenue from contracts with customers includes private placement and advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Private Placement and Advisory Fees
The Company provides private placement and advisory services on capital raising and other strategic transactions. Performance obligations in these arrangements vary dependent on the contract, but are typically satisfied upon completion of the arrangement. Placement fees are recognized upon completion of a deal and are generally classified as Fee Income. Revenue for advisory arrangements is recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Payment for revenue is due upon invoicing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes – The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and, also provides guidance on derecognition, classification, interest and penalties, disclosure and transition.

At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

3. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2019, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any of each of these pronouncements and the possible impact they may have on the Company's financial statements. Except for the accounting pronouncements detailed below, management has determined that in most cases the pronouncement has either limited or no application to the Company and would not materially impact the financial statements.

In February 2016, the FASB issued an ASU related to the accounting for leases (ASU 2016-02, Leases (Topic 842)) which requires a lessee to recognize a lease liability and a ROU asset on its balance sheet for all leases, including operating leases. Lease classification is still performed, with any lease classified as a finance lease reported as a financing transaction. The ASU does not substantially change lessor accounting. Additionally, the ASU makes several other targeted amendments including a) revising the definition of lease payments to include fixed payments by the lessee to cover lessor costs related to ownership of the underlying asset such as for property taxes or insurance; b) requiring seller-lessees in a sale-leaseback transaction to recognize the entire gain from the sale of the underlying asset at the time of sale rather than over the leaseback term; and c) expanding disclosures to provide quantitative and qualitative information about lease transactions. The adoption of this guidance did not have an impact to our financial position.

In August 2018, the FASB issued an ASU that eliminates, amends and adds certain disclosure requirements for fair value measurements (ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement). The ASU is effective for all annual and interim periods beginning January 1, 2020, with early adoption permitted. The Company does not expect ASU 2018-13 to have a material impact on the financial statements; however, will continue to assess the impact of the new standard.

4. **RELATED PARTY TRANSACTIONS**

The Company has an expense sharing agreement with Time Equities, Inc. ("Parent") that requires the Parent to provide certain services required by the Company to operate its business, including but not limited to personnel, office facilities and services, office equipment and technology. Such services are provided at no cost to the Company.

All limited partnership interests and membership interests offered by the Company relate only to limited partnership and limited liability companies organized by an affiliate of the Company. In turn, all of the Company's sales commissions and other income was received from related parties through common ownership. As of December 31, 2019, fees receivable from the sale of membership units of affiliated entities amounted to $165,946. For the year ended December 31, 2019, revenue from the sale of membership units of affiliated entities amounted $9,378,903. For the year ended December 31, 2019, almost all of the Company's revenues were earned through private placement investment banking fees received from one affiliated investment fund. It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

5. **COMMITMENTS AND CONTINGENCIES**

The Company had no commitments at December 31, 2019 or during the year then ended. The Company may become involved in legal claims arising in the ordinary course of business. Currently, there are no known or threatened claims. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

6. **GUARANTEES**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2019 or during the year then ended.

7. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2019, the Company had net capital of $1,640,243 which is $1,634,015 in excess of its required net capital of $6,228; and the Company's ratio of aggregate indebtedness $93,427 to net capital was 0.0572 to 1, which is less than the 15 to 1 maximum allowed.

8. **SUBSEQUENT EVENTS**

Subsequent events were evaluated through February 27, 2020, which is the date that the financial statements were available to be issued. From January 1, 2020 through February 27, 2020, the Company made a capital distribution to its Parent in the amount of $500,000. The capital distribution was in compliance with Rule 15c3-1 as the Company's net capital ratio did not exceed the maximum allowable ratio of 10 to 1 upon disbursement. There were no other subsequent events that require adjustments or disclosures in the financial statements as of December 31, 2019.

TIME EQUITIES SECURITIES LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2019

Computation of net capital

Credits:

Total Member's Equity	$	1,836,527

Deductions and/or charges:

Nonallowable assets:

Fees receivable - affiliates		(165,946)
Prepaid expenses and other assets		(30,338)
Net Capital	$	1,640,243

Computation of aggregate indebtedness

Accounts payable and accrued expenses	$	93,427
Aggregate indebtedness	$	93,427

Computation of basic net capital requirement

Minimum net capital required (6.67% of aggregate indebtedness)	$	6,228
Minimum dollar requirement	$	5,000

Net capital requirement (greater of minimum
net capital or dollar requirement)

	$	6,228

Excess net capital	$	1,634,015
Excess net capital at 1000%	$	1,633,015
Ratio: Aggregate indebtedness to net capital		.0572 to 1

Reconciliation with Company's computation
(included in Part II of Form X-17A-5 as of December 31, 2019)

Net capital, as reported in Company's Part II (unaudited) Focus Report	$	2,027,986
Increase resulting from subsequent December 31, 2019 adjustments, net		(387,743)
Net capital, as included in this report	$	1,640,243

Schedule II
Reconciliation with Company's Computation of Net Capital
Included in Part IIA of Form X-17A-5
As of December 31, 2019

There are no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended unaudited Form FOCUS Part II filing as of December 31, 2019.

Schedules III & IV

Statement Regarding Exemption from Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2019

Schedule III
Statement of Exemption from the Computation for Determination of
Reserve Requirements under Rule 15C3-3 of the Securities and Exchange Commission

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(i), the Company is exempt from the computation for determination of reserve requirements. The Company did not handle any customer cash or securities during the year ended December 31, 2019 and does not have any customer accounts.

Schedule IV
Statement of Exemption from the Information Relating to Possession or
Control Requirements under Rule 15C3-3 of the Securities and Exchange Commission

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(i), the Company is exempt from the information relating to the possession or control requirements. The Company did not handle any customer cash or securities during the year ended December 31, 2019 and does not have any customer accounts.

Time Equities Securities LLC's Exemption Report

Time Equities Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Time Equities Securities LLC claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2019.

2. Time Equities Securities LLC met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2019 to December 31, 2019, without exception.

Time Equities Securities LLC

I, Robert Cantor, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



_____
Signature

_____
President
Title

February 27, 2020





MT
L&
MEISEL, TUTEUR & LEWIS, P.C.
Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Time Equities Securities LLC
(A Wholly-Owned Subsidiary of Time Equities, Inc.)

We have reviewed management's statements, included in the accompanying Exemption Report for SEA Rule 17a-5(d)(4), in which (1) Time Equities Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Time Equities Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) Time Equities Securities LLC stated that Time Equities Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Time Equities Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Time Equities Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Meisel, Tuteur & Lewis, P.C.
MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
February 27, 2020



Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Member of Time Equities Securities LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Time Equities Securities LLC and the SIPC, solely to assist you and SIPC in evaluating Time Equities Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended Time Equities Securities LLC. Time Equities Securities LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Time Equities Securities LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Time Equities Securities LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Meisel, Tuteur & Lewis P.C.

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
February 27, 2020

TIME EQUITIES SECURITIES LLC

Securities Investor Protection Corporation
Schedule of Assessment and Payments (Form SIPC-7)

Year Ended December 31, 2019

	Date Paid	Amount
General Assessment reconciliation for the period January 1, 2019 to December 31, 2019		$ 8,017
Payment schedule:		
Paid with SIPC-6	July 31, 2019	(2,011)
Less: Prior Overpayment Applied		-
Paid with SIPC-6 adjustment	February 27, 2020	(6,454)
Total Payments		(8,465)
Balance due (Overpayment)		$ (448)

See Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Report on the Schedule of Assessment and Payments (Form SIPC-7)

REVISED SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

REVISED SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

1*1*******17*******************ALL FOR AADC 100
53420 FINRA DEC
TIME EQUITIES SECURITIES LLC
ATTN: PHILIP S BRODY
~~55 5TH AVE FL 15~~
NEW YORK, NY 10003-4301

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kristy Johnson (281) 367-0380

2. A. General Assessment (item 2e from page 2) $8,017

B. Less payment made with SIPC-6 filed (exclude interest) (8,465)

7-31-2019 and 2/27/2020
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (448)

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $(448)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $________

H. Overpayment carried forward $(448)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Time Equities Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 2nd day of March, 20 20.

Manager
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 9,379,642

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   4,034,913

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

       Enter the greater of line (i) or (ii)

       Total deductions   4,034,913

2d. SIPC Net Operating Revenues $5,344,729

2e. General Assessment @ .0015 $ 8,017

(to page 1, line 2.A.)

2